Exhibit 99.1

CANTERBURY PARK HOLDING CORPORATION REPORTS

2021 FIRST QUARTER RESULTS

Shakopee, MN – May 10, 2021 – Canterbury Park Holding Corporation (“Canterbury” or the “Company”) (NASDAQ: CPHC), today reported financial results for the first quarter ended March 31, 2021. The 2021 first quarter results reflect the ongoing impact of the COVID-19 pandemic, including the state-mandated closure of Canterbury Park from January 1, 2021 through January 10, 2021. Canterbury Park re-opened on January 11, 2021 with a capacity limitation of 150 guests per designated area which was subsequently increased on February 13, 2021 to 250 guests per designated area. The financial results for the first quarter ended March 31, 2020 also reflect the impact of the initial onset of the COVID-19 pandemic and the closure of the Company’s Card Casino, simulcast and special events operations at Canterbury Park from March 16, 2020 to March 31, 2020.

($ in thousands, except per share data and percentages)

	Three Months Ended March 31,
			Increase
	2021	2020	(Decrease)
Net revenues (1)	$9,226	$10,949	(15.7% )

Net income (1)	551	255	116.1%

Adjusted EBITDA (1) (2)	$1,422	$859	65.6%

Basic EPS	$0.12	$0.05	140.0%
Diluted EPS	$0.12	$0.05	140.0%

(1)

Net revenues, net income and adjusted EBITDA for the three month period ended March 31, 2021 include $515,000 in grant funds received as a result of the Minnesota COVID-19 relief package that was passed and signed into law in December 2020.

(2)

Adjusted EBITDA, a non-GAAP measure, excludes certain items from net income, a GAAP measure. Non-GAAP financial measures are not intended to be considered in isolation from, a substitute for, or superior to GAAP results. Definitions, disclosures and reconciliations of non-GAAP financial information are included later in the release.

Management Commentary

“Canterbury Park generated strong operating results for the first quarter of 2021 with solid year-over-year increases in net income, operating income and adjusted EBITDA despite a nearly 16% decline in net revenue,” said Randy Sampson, President and Chief Executive Officer of Canterbury. “While both the first quarters of 2021 and 2020 had a similar number of operating days, the year-over-year decline in revenue was due primarily to the first quarter of 2021 including significant COVID-19-related restrictions for the entire period while in the first quarter of 2020, we were able to operate with no restrictions until March 16, 2020 when all Card Casino, simulcast and special events operations at Canterbury Park were suspended. Ultimately, while the capacity restrictions have had an outsized impact on certain parts of our business, we have been able to serve much of our current Card Casino, pari-mutuel and simulcast demand while maintaining a safe environment for our guests as well as our focus on the operating discipline that continues to benefit our margins.

“The improved operating results were the result of a higher mix of our more profitable Card Casino and simulcast racing operations which have been less impacted by current operating conditions than our food and beverage and special event operations, combined with improved operating expense management. These factors drove a year-over-year increase in adjusted EBITDA of over 65%, and resulted in our highest first quarter adjusted EBITDA since 2018. Since re-opening our Card Casino on January 11, 2021, customers are coming back in greater numbers to experience our gaming entertainment and amenities, as reflected in the monthly sequential increases in Card Casino revenues throughout the quarter. This trend has continued into April, with Card Casino revenues rising approximately 9% over March 2021 levels.

“Prospects for a return to more normal operations are now on the horizon following the announcement by the Governor on May 6 of plans to remove all capacity restrictions on Minnesota businesses beginning on May 28. In the first phase of the roll back of restrictions, on May 7, 2021, allowable capacity was increased for both indoor and outdoor entertainment operations which will allow us to sell roughly 2,000 tickets per day when our live racing season begins on May 18, 2021. The restrictions on hours of operation of food and beverage were also lifted as of May 7. With the announcement of the continued reopening of Minnesota, we are drawing closer to unrestricted operations and we are excited about our future prospects as we regain our operating momentum.

“Canterbury Commons development work continued throughout the first quarter of 2021 and discussions with potential developers regarding exciting land uses are ongoing. Overall, we are seeing real progress with our efforts to bring an all-new population center to the area surrounding Canterbury Park, which we believe will ultimately create new traffic for our Card Casino, racing operations and event facilities. Furthermore, an increased permanent population in the area will help create critical mass for the hospitality destinations that developers want to create and thus help ensure the long-term success of Canterbury Commons. Our consistent progress regarding this growth opportunity is ongoing and we expect Canterbury Commons to drive strong long-term cash flow and generate new long-term value for shareholders.

“As a result of our strict focus on cost controls, we have the necessary financial flexibility to support our current operations while positioning Canterbury to benefit from enhanced margins and cash flow as operations return to normalized levels. Our financial flexibility and growth in our cash position since December 31, 2020 allows us to further execute on our organic growth initiatives, while providing a foundation from which we can pursue potential transactions for strategic growth and diversification that leverage our strong operational expertise. We continue to seek ways to enhance shareholder value by evaluating opportunities to unlock the value of Canterbury Commons as well as other new growth opportunities.”

Canterbury Commons Development Update
Canterbury Commons™ development work continued during the 2021 first quarter. Leasing velocity and projections for the upscale Triple Crown Residences at Canterbury Park have resulted in Canterbury Park and Doran Companies targeting a construction start of the project’s second phase of roughly 300 additional apartments this summer.

Development of a new 28,000 square foot office building by Greystone Construction (“Greystone”) on the southwest portion of the Canterbury Commons site continues on schedule with completion expected in July 2021. Canterbury Park and Greystone, via their joint venture, continue to make progress on securing additional partners for the balance of the 13-acre site for potential uses such as hospitality, dining, residential, commercial and service-oriented retail.

In April 2021, the Company closed on the sale of approximately eight acres of land to Pulte Homes of Minnesota for the development of 63 new row homes and townhome residences at Canterbury Commons. The sale of the remaining approximately three acres to Pulte Homes is expected to close in 2022, subject to the satisfaction of certain conditions. Pulte Homes expects to begin development in the current quarter.

In addition, Canterbury’s sale of approximately two acres of land to Lifestyle Communities, originally expected to close in the first quarter of 2021, occurred in April 2021. Lifestyle Communities will use this land for the development of a new cooperative community featuring a 56-unit, four-story building with over 5,000 square feet of amenity spaces. Development of this parcel is expected to begin in the fourth quarter of 2021, subject to marketing and pre-sale activity. Sale proceeds of approximately $2.5 million from these two April land sales has enhanced the Company’s cash position and provided added liquidity for future investments.

Developer and partner selection for the remaining approximately 90 acres of the Canterbury Commons development continues. The primary focus for future projects will be on entertainment, office, retail, hotel and restaurant uses. Canterbury expects to make additional new partner announcements in the future. However, the current extraordinarily high cost of construction materials could result in delays to some of the Company’s development plans.

Summary of 2021 First Quarter Operating Results

The 2021 first quarter results reflect the impact of the COVID-19 pandemic, which included a state-mandated temporary closure of all operations (except for development work on Canterbury Commons) through January 10, 2021. Simulcast, Card Casino and food and beverage operations reopened on January 11, 2021 with a state mandated capacity limitation of 150 guests per designated area. Capacity was subsequently increased on February 13, 2021 to 250 guests per designated area. In addition, food and beverage operations continued with hourly restrictions.

Net revenues for the three months ended March 31, 2021 decreased 15.7% to $9.2 million, compared to $11.0 million for the same period in 2020. The decrease is primarily due to continued capacity constraints that have limited operations.

Operating expenses for the three months ended March 31, 2021 were $8.0 million, a decrease of $2.9 million, or 26.4%, compared to operating expenses of $10.8 million for the same period in 2020. The year-over-year decrease reflects reductions across most of the Company’s operating expenses, primarily due to the limited operations as well as active efforts to preserve cash.

The Company recorded a loss from equity investment of $638,000 for the three months ended March 31, 2021, primarily related to its share of depreciation, amortization and interest expense from the Doran Canterbury joint ventures that are developing the Triple Crown Residences, which opened in June 2020.

The Company recorded income tax expense of $252,000 and $50,000 for the three months ended March 31, 2021 and 2020, respectively.

The Company recorded net income of $551,000, or diluted earnings per share of $0.12, for the three months ended March 31, 2021. Net income and diluted earnings per share for the three months ended March 31, 2020 were $255,000 and $0.05, respectively.

Adjusted EBITDA, a non-GAAP measure, increased 65.6% to $1.4 million in the 2021 first quarter compared to 2020 first quarter adjusted EBITDA of $859,000.

Additional Financial Information

Further financial information for the first quarter ended March 31, 2021 is presented in the accompanying tables at the end of this press release. Additional information will be provided in the Company’s Quarterly Report on Form 10-Q that will be filed with the Securities and Exchange Commission on or about May 11, 2021.

Use of Non-GAAP Financial Measures

To supplement our financial statements, we also provide investors with information about our EBITDA and Adjusted EBITDA, each of which is a non-GAAP measure, which excludes certain items from net income a GAAP measure. We define EBITDA as earnings before interest, taxes, depreciation and amortization. We define Adjusted EBITDA as earnings before interest income, income tax expense (benefit), depreciation and amortization, as well as excluding depreciation and amortization related to equity investments, grant money received from the Minnesota COVID-19 relief package and interest expense related to equity investments. Neither EBITDA nor adjusted EBITDA is a measure of performance calculated in accordance with generally accepted accounting principles ("GAAP"), and should not be considered an alternative to, or more meaningful than, net income as an indicator of our operating performance. We have presented EBITDA as a supplemental disclosure because it is a widely used measure of performance and basis for valuation of companies in our industry. Other companies that provide EBITDA information may calculate EBITDA differently than we do. We have presented Adjusted EBITDA as a supplemental disclosure because it enables investors to understand our results excluding the effect of these items.

About Canterbury Park

Canterbury Park Holding Corporation (Nasdaq: CPHC) owns and operates Canterbury Park Racetrack and Card Casino in Shakopee, Minnesota, the only thoroughbred and quarter horse racing facility in the State. The Company generally offers live racing from May to September. The Card Casino hosts card games 24 hours a day, seven days a week, dealing both poker and table games. The Company also conducts year-round wagering on simulcast horse racing and hosts a variety of other entertainment and special events at its Shakopee facility. The Company is also pursuing a strategy to enhance shareholder value by the ongoing development of approximately 140 acres of underutilized land surrounding the Racetrack that was originally designated for a project known as Canterbury Commons™. The Company is pursuing several mixed-use development opportunities for the remaining underutilized land, directly and through joint ventures. For more information about the Company, please visit www.canterburypark.com.

Cautionary Statement

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, we may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans. These statements are typically preceded by the words “believes,” “expects,” “anticipates,” “intends” or similar expressions. For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties which could affect our actual results and cause actual results to differ materially from those indicated in the forward-looking statements. We report these risks and uncertainties in our Annual Report on Form 10-K filed with the SEC and subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. They include, but are not limited to: the effect that the COVID-19 coronavirus pandemic and resulting precautionary measures may have on us as an entertainment venue or on the economy generally, including the fact that we temporarily suspended all card casino, simulcast, and special events operations during portions of 2020 and may be required to do so again in 2021, that we were required to limit visitors and engage in new cleaning protocols, social distancing measures and other changes to our racetrack and card casino operations to comply with state law and health protocols and reductions in the number of visitors due to their COVID-19 concerns; material fluctuations in attendance at the Racetrack; material changes in the level of wagering by patrons; any decline in interest in the unbanked card games offered in the Card Casino; competition from other venues offering unbanked card games or other forms of wagering; competition from other sports and entertainment options; increases in compensation and employee benefit costs; increases in the percentage of revenues allocated for purse fund payments; higher than expected expense related to new marketing initiatives; the impact of wagering products and technologies introduced by competitors; the general health of the gaming sector; legislative and regulatory decisions and changes; our dependence on the Cooperative Marketing Agreement with the Shakopee Mdewakanton Sioux Community for purse enhancement payments and marketing payments, which may not continue after 2022; our ability to successfully develop our real estate, including the effect of competition on our real estate development operations and our reliance on our current and future development partners; temporary disruptions or changes in access to our facilities caused by ongoing infrastructure improvements; and other factors that are beyond our ability to control or predict.

# # #

Investor Contacts:
Randy Dehmer	Richard Land, Jim Leahy
Vice President and Chief Financial Officer	JCIR
Canterbury Park Holding Corporation	212-835-8500 or cphc@jcir.com
952-233-4828 or investorrelations@canterburypark.com

- Financial tables follow –

CANTERBURY PARK HOLDING CORPORATION’S

SUMMARY OF OPERATING RESULTS

(UNAUDITED)

	Three months ended
	March 31,
	2021	2020
Net Operating Revenues	$9,225,542	$10,948,959
Operating Expenses	(7,953,431)	(10,807,264)
Income from Operations	1,272,111	141,695
Other (Loss) Income, net	(468,394)	163,690
Income Tax Expense	(252,224)	(50,164)
Net Income	$551,493	$255,221
Basic Net Income Per Common Share	$0.12	$0.05
Diluted Net Income Per Common Share	$0.12	$0.05

RECONCILIATION OF NET INCOME TO EBITDA AND ADJUSTED EBITDA

(UNAUDITED)

	Three months ended
	March 31,
	2021	2020
NET INCOME	$551,493	$255,221
Interest income, net	(169,310)	(163,690)
Income tax expense	252,224	50,164
Depreciation	689,585	716,853
EBITDA	1,323,992	858,548
Depreciation and amortization related to equity investments	393,673	—
Interest expense related to equity investments	219,195	—
Other revenue, COVID-19 relief grants	(515,000)	—
ADJUSTED EBITDA	$1,421,860	$858,548